AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine month period ended September 30, 2009 and the audited financial statements for the year ended December 31, 2008.

This Management' Discussion and Analysis ("MD&A") is dated November 25, 2009 and discloses specified information up to that date. Avino is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Company's financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino's principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compania Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera"), a Mexican corporation which owns the Avino Silver Mine, located in the state of Durango, Mexico ("Avino Mine"). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6. In November 2006, the Company's listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company's financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

Currently, Avino is planning to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. The proposals are now under review by management.

In addition, the Company is planning to conduct a bulk sampling program to firm up the grade and the metallurgy of the newly discovered San Gonzalo deposit. The bulk sample program will also provide the needed concentrate material for further evaluation by the various smelters and trading companies and for on-site processing if deemed feasible.

Applications for permits to the various regulatory agencies were submitted early in the year. Positive response was obtained in each case and the Company is in a position to proceed with the bulk sampling program with the submission of the reclamation plan. Cost of the program is currently being finalized and the Company is continuing discussions with various concentrate buyers.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

In October, 2009, the Company reported significant progress towards its goal of beginning a 10,000-tonne bulk sample to facilitate a production decision regarding San Gonzalo. Plant refurbishing is nearly complete, all permits are in place and management expects to begin processing ore from the high-grade San Gonzalo vein during the first quarter of 2010.

A major portion of the work and investment in 2009 centered on modernizing the existing mine and equipment. The Company is committed to making the facility modern and efficient and is looking well beyond the bulk sampling phase and preparing for many years of production.

The Avino mine operated continuously from 1974 to 2001, when low silver prices and the closure of a key smelter forced it to suspend operations. The eight-year shutdown meant virtually every aspect of the facility had to be upgraded or replaced. The Company has been fortunate to have a resourceful crew managing the project who have saved the Company a great deal of money and time by sourcing local parts and supplies and, when necessary, machining their own parts on site. The scope of the work has been extensive and the total remaining cost of the upgrade has been projected at just over $1.5 million.

Avino's Project Engineer Jasman Yee, who oversees the project, has outlined the following key milestones achieved at the mine in 2009:

1)	Secured all permits to operate the San Gonzalo deposit and the processing plant at the rate of 250 tons per day. These permits are valid for running the 10,000 ton bulk sample as well as full production. In addition, Avino has kept these permits in good standing with regular submissions to the regulatory authorities.

2)	Held discussions with power supplier CFE with regards to increasing the supply of power to the plant. This step was necessary to operate the 250tpd circuit on a sustained basis. Avino completed an entire electrical system upgrade.

3)	A mining contractor has been selected for development work and extraction of the 10,000-ton bulk sample. Objective is to have the collaring of the decline started before the end of 2009.

4)	Water supply system from the tailings pond completed and fully functional.

5)	Repairs to the assay lab completed. A new AAS unit was purchased to provide on-site control assays.

6)	The 250 tpd mill circuit is nearly complete and all major parts are in place. Outstanding work includes the purchase of several pumps in the filter area and installation of the all the slurry, water and air pipelines.

7)	Crushing plant is being upgraded with major repairs to the cone crusher, vibrating screen and the conveyors.

The decline will descend into the San Gonzalo vein, where drilling over the past two years has outlined a resource of 444,250 tonnes grading 332 g/t silver, 2.61 g/t gold, 1.5% zinc and 1.0% lead. Exploration and development to expand the resource will continue.

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine produced for 27 years. During the long history, the Company has weathered a number of difficult economies. While the current market clearly presents challenges, the Company's cash position of approximately C$3 million

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

puts it in a strong position for continued growth and to bring the mine back into production. The Company will continue to invest aggressively in exploration and development.

Avino is uniquely positioned among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metals markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

Eagle Property, Yukon Territory

In November, 2008, the Company entered into an option agreement with Mega Silver Inc. ("Mega Silver"), whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the historic Keno Hill silver district, Yukon Territory. This area has produced over 200 million ounces of silver. The property area is located roughly 38 kilometers northeast of Mayo and 350 kilometers due north of the capital of Whitehorse.

The Eagle Property is comprised of 14 Quartz Mining Leases. The property totals 209.8 hectares in three adjacent blocks that extend across roughly 4 kilometers on Galena Hill along the projected strike of the Eagle Vein.

The Eagle Property includes historic surface trenches that expose a section of the Eagle Vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle Vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. Yukon Government files report that a total of 33 holes totaling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN - HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver's adjoining Man claim that apparently represents the untested northeast extension of the Eagle Vein. The core of the soil anomaly measures roughly 200 by 100 metres and contains peak values of 2,280 ppm lead and 10.8 ppm silver (UKHM 1973. Assessment Report #060116).

Terms of the Eagle Property Option Agreement

To earn a 75% interest in the Eagle Property, Mega Silver must:

●	Incur Exploration Costs totaling $7.1 million over five years.

●	Make total cash payments of $400,000 over five years to Avino.

●	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must commence Commercial Production and upon Mega Silver commencing Commercial Production it will have been deemed to have acquired 25% interest free and clear of all Encumbrances with no further action required by it.

If the Production Decision is made by Mega Silver at any time from the fifth anniversary of November 17, 2008, the Exchange Approval Date until the date that is six months following the fifth anniversary of November 17, 2008, Mega Silver may decide to proceed to Commercial Production (the "Production Decision"), Mega Silver shall

(a)	pay Cdn$200,000 to the Company within five days of the Production Decision; and
(b)	pay Cdn$200,000 to the Company on or before each yearly anniversary of the Production Decision until the later of (i) the fifth anniversary of the Production Decision and (ii) the date that Commercial Production commences.

Subsequent to September 30, 2009, the Company received a Termination Notice from Mega Silver (now known as, "Mega Precious Metals Inc.") terminating the above Option Agreement. The 14 quartz mining claims have been returned to Avino. The Company has also requested progress reports, sample location maps, drill hole assays, logs, assay results and other technical reports from Mega Silver in accordance with section 8.2 of the Option Agreement.

Results of Operations

Three months ended September 30, 2009 compared with the three months ended September 30, 2008.

Operating and administrative expenses

Operating and administrative expenses were $231,231 for the three month period ended September 30, 2009 as compared with of $130,317 for the three months ended September 30, 2008, an increase of $100,914. Operating and administrative expenses were relatively constant however during the period the Company recorded $263,720 in stock based compensation as compared to no expense in 2008. In addition, the Company recorded $170,548 as a recovery to the Mexican Value-Added Tax ("VAT") that was written off during the year end December 31, 2008. The Company received the majority of this tax back in cash refunds. Other changes in operating and administrative expenses included decreases of $14,058 in investor relations, $9,971 in general exploration, $7,955 in salaries, and $2,816 in regulatory and compliance fees. These decreases were offset by increases of $7,491 in office, $30,825 in professional fees, and $4,241 in travel. The lower expense in investor relations is due to a reduction in research reports and publications. The decline in travel expenses is a result of attending fewer trade shows. Office and salaries are lower as compared to the prior due to lower costs for the services provided by Oniva. Stock based compensation was higher due to the issuance of 160,000 new stock options in the current period as well as the cost associated with the re-pricing of stock options. Professional fees were higher as a result of increased legal costs associated with the filing of the Company's 20-F and commissions paid for the collection of the VAT.

Loss for the period

The loss for the three month period ended September 30, 2009 was $41,545 compared with a gain of $164,833 for the three month period ended September 30, 2008, a difference of $206,378. The difference is as a result of the increase in operating and administrative expenses of $100,914, as discussed above,

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

and a decrease in gains on foreign exchange of $88,323. During the period, there was a gain on foreign exchange of $168,135 as compared to a gain of $256,458 in 2008. In addition, interest income of $21,551 was lower by $17,141 as compared to $38,692 in interest income in 2008.

Nine months ended September 30, 2009 compared with the nine months ended September 30, 2008.

Operating and administrative expenses

Operating and administrative expenses were $506,177 for the nine month period ended September 30, 2009 as compared with of $945,453 for the nine months ended September 30, 2008, a decrease of $439,276. The primary differences are attributable to decreases of $119,080 in stock-based compensation, $101,784 in investor relations and a recovery of sale tax written off during the year end December 31, 2008 as discussed above. Other decreases include $8,764 in travel and promotion, $19,589 in general exploration, $13,099 in office and miscellaneous, and $20,907 in salaries. The lower expense in investor relations is due to a reduction in research reports and publications. The decline in travel expenses is a result of attending fewer trade shows. The only cost increase in the current period was $22,802 in professional fees which was related to commission paid for the collection of the VAT, as discussed above, as well as slight increases in legal fees.

Loss for the period

The loss for the nine month period ended September 30, 2009 was $270,861 compared with a loss of $669,732 for the nine month period ended September 30, 2008, a difference of $398,871. In addition to the decrease of $439,276 in operating and administrative expenses, there was a decline of $76,681 in interest income as the interest income for the nine month period was $47,737 as compared to $124,418 in the prior year. These decreases were offset by an increase in foreign exchange gains of $36,276. The foreign exchange gain for the current period was $187,579 as compared to $151,303 in 2008.

Summary of Quarterly Results

Period ended	2009 Sept 30 Q3	2009 Jun 30 Q2	2009 Mar 31 Q1	2008 Dec 31 Q4	2008 Sept 30 Q3	2008 Jun 30 Q2	2008 Mar 31 Q1	2007 Dec 31 Q4
	$	$	$	$	$	$	$	$
Gain (Loss) for the period	(41,545)	(118,778)	(110,538)	(869,144)	164,833	(300,847)	(533,718)	(168,616)
Loss per share	(0.00)	(0.01)	(0.01)	(0.04)	0.01	(0.01)	(0.03)	(0.01)
Total assets	20,106,051	19,934,900	20,010,900	20,126,230	20,820,081	20,726,621	21,106,036	21,190,940

The quarterly losses were previously influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on numerous occasions. These costs have been partially replaced with general exploration and administrative costs associated with expanding exploration activities on Cia Minera's mineral properties. After acquiring control of Cia Minera in July of 2006, the costs associated with Cia Minera were consolidated with the Company and exploration expenditures were capitalized, thereby not impacting the loss for the period. Since the $10 million Private Placement that took place in 2006 there have been consistent efforts on shareholder and investor relation activities and company promotion. Stock-based compensation, future income tax and foreign exchange variances are items that cause significant swings in the losses between the quarters. The lower loss in the third quarter of fiscal 2009 was a result of the recovery of the Mexican

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Value-Added-Tax. In addition, the Company has also had a reduction in investor relations activities throughout the year.

Liquidity and Capital Resources

During the nine month period ended September 30, 2009, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $294,977. There was little activity on its British Columbia properties. At this time the Company has no operating revenues but has earned interest income of $47,737 during the first nine months of the fiscal year. The Company is expected to have significant cash on hand to earn interest income throughout the current fiscal year. The Company's cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well therefore interest income is expected to decrease as the current year progresses.

At September 30, 2009, the Company had working capital of $3,043,927 and cash equivalents of $3,414,612. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. The annual cost for the bulk sampling program estimated by Orequest was $2,651,000 U.S. By the end of the last fiscal year, the Company had incurred approximately $1,000,000 of the annual drilling cost for Mexico which was estimated at $1,200,000. The Company has no immediate plans for the British Columbia properties during the remainder of the fiscal year 2009.

The Company continues in the exploration stage until such time that the Avino mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company's assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company's ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Transactions with Related Parties

During the nine month period ended September 30, 2009, the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$111,529 (September 30, 2008 - $148,140) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp ("Oniva"), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$72,000 (September 30, 2008 - $72,000) to a private company controlled by a Director for management fees;

iii)	$22,500 (September 30, 2008 - $22,500) to a private company controlled by a director of a related company for consulting fees;

iv)	$10,370 (September 30, 2008 - $30,000) to private companies controlled by directors of related companies for geological consulting services;

v)	$11,250 (September 30, 2008 - $11,250) to Directors for Directors fees.

The amounts due to related parties consist of $146,574 (December 31, 2008 - $145,011) due to Oniva; $20,250 (December 31, 2008 - $9,000) due to Directors for Directors fees; $Nil (December 31, 2008 -$16,789) due to a Director for geological services; and $8,493 (December 31, 2008 - $Nil) due to a Director for expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the nine month period ended September 30, 2009, $72,000 was paid to the President for services as director and officer of the Company; $9,990 was paid to the Corporate Secretary for services as an officer of the Company; and $14,850 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). Adoption of these requirements did not have a significant impact. For details of the specific accounting changes, refer to Note 2 (iii) of the Company's Interim Consolidated Financial Statements for the nine months ended September 30, 2009:

i)	Section 3064 Goodwill and Intangible Assets

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company's financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (iv) of the Company's Interim Consolidated Financial Statements for the nine months ended September 30, 2009:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for the interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company's accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company's consolidated financial statements.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at September 30, 2009 and November 25, 2009.

The following are details of outstanding share options as at September 30, 2009 and November 25, 2009:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Sept 30/09)	Number of Shares Remaining Subject to Options (Nov 25/09)
April 5, 2010	$ 1.35	-	42,500
April 5, 2010	$ 0.75*	247,000	219,500
September 26, 2010	$ 0.75*	52,500	52,500
April 26, 2011	$ 3.99	50,000	60,000
April 26, 2011	$ 0.75*	865,000	865,000
February 27, 2013	$ 1.65	20,000	30,000
February 27, 2013	$ 0.75*	410,000	410,000
September 22, 2014	$ 0.75	160,000	160,000
		1,804,500	1,839,500

*
These options were re-priced to $0.75 on August 25, 2009. The original prices for these options were granted at various prices of $1.35, $1.65 and $3.99. Disinterested shareholders' approval was obtained on June 26, 2009 for the re-pricing of the options to insiders and the TSX Venture Exchange approved all re-pricing on August 25, 2009.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

The following are details of outstanding warrants as at September 30, 2009 and November 25, 2009:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30 /09)	Number of Underlying Shares (Nov 25/09)
March 20, 20101	$2.50	2,498,750	2,498,750
		2,498,750	2,498,750
________________
1
First extension was approved by the TSX Venture Exchange on February 29, 2008 extended the expiry date from March 20, 2008 to March 20, 2009. Second extension was approved by the TSX Venture February 26, 2009 extended the expiry date from

March 20, 2009 to March 20, 2010.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company's disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at September 30, 2009 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at September 30, 2009 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company's internal controls over financial reporting that occurred during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 25, 2009. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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